Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

 BELLUS Health Appoints William Mezzanotte, MD, MPH to its Board of Directors

LAVAL, Quebec—March 24, 2021— BELLUS Health Inc. (Nasdaq:BLU; TSX:BLU) (“BELLUS Health” or the “Company”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders, today announced the appointment of William Mezzanotte, MD, MPH to its Board of Directors. Dr. Mezzanotte brings decades of vast development and commercial experience to the Board, including the development and approval of 30 products across multiple therapeutic areas.

“Bill is a biopharmaceutical veteran with a proven drug development track record, including the approval of several drugs within the respiratory field,” commented Dr. Francesco Bellini, Chairman of BELLUS Health. “We are pleased to welcome Bill to our Board of Directors, and we look forward to leveraging his extensive knowledge and guidance to help position BLU-5937 for clinical, regulatory and commercial success.”

Dr. Mezzanotte is currently the Head of Research and Development and Chief Medical Officer at CSL Behring, where he is responsible for developing and executing the Research & Development strategy and portfolio across four continents. Prior to CSL, he was Senior Vice President and Therapeutic Area Head, Respiratory for Boehringer Ingelheim. At Boehringer Ingelheim, he oversaw all Global Clinical Development, Medical Affairs, Marketing and Payer activities within the Respiratory portfolio, overseeing the launch of three respiratory products. Previously, Dr. Mezzanotte worked at AstraZeneca for over 15 years, assuming roles of increasing leadership and management responsibility in clinical research and development across multiple therapeutic areas. His last role there was Head of the Inflammation, Neuroscience and Respiratory Global Medicines Unit. Earlier in his career, Dr. Mezzanotte practiced Pulmonary and Critical Care Medicine and ran both a multispecialty sleep disorders center and a pulmonary diagnostics and interventional bronchoscopy laboratory. He received an undergraduate degree from Villanova University and obtained his MD at the University of Pennsylvania and MPH from Johns Hopkins University. Dr. Mezzanotte is board certified in internal medicine, pulmonary medicine, critical care medicine and sleep medicine.

“I am excited to join BELLUS’ Board and contribute to the development of the Company’s promising lead candidate, BLU-5937,” said Dr. Mezzanotte. “Patients with refractory chronic cough have no FDA-approved treatments to help alleviate their symptoms. As a highly selective and differentiated P2X3 antagonist, BLU-5937 has the potential to offer meaningful improvement for these patients. I look forward to working with the BELLUS management team and other members of the Board to potentially bring this exciting therapy to the millions of patients that suffer from refractory chronic cough, as well as other hypersensitization-related disorders.”

About BELLUS Health (www.bellushealth.com)

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company's product candidate, BLU-5937, is being developed for the treatment of refractory chronic cough and chronic pruritus associated with atopic dermatitis.

Refractory chronic cough is a cough lasting more than 8 weeks despite appropriate treatment for underlying condition(s). It is estimated that there are approximately 9 million patients in the United States suffering from refractory chronic cough. Refractory chronic cough is associated with significant adverse physical, social, and psychosocial effects on health and quality of life. Currently, there is no specific therapy approved for refractory chronic cough and current treatment options are limited.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

Chronic pruritus associated with atopic dermatitis is an irritating sensation that leads to scratching and persists for longer than 6 weeks in atopic dermatitis patients. Of the estimated 5 million patients in the United States suffering from atopic dermatitis, almost all suffer from pruritus and over 50% of patients attribute chronic pruritus as their most burdensome symptom. Despite currently available treatments targeting atopic dermatitis, there continues to be a lack of options targeting the burden of pruritus in patients with atopic dermatitis.

Forward-Looking Statements

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute "forward-looking statements" within the meaning of Canadian securities legislation and regulations, the U.S. Private Securities Litigation Reform Act of 1995, as amended, and other applicable securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown, many of which are beyond BELLUS Health's control. Such statements include, but are not limited to, the potential of BLU-5937 to successfully treat chronic cough, chronic pruritus and other hypersensitization-related disorders, BELLUS Health’s expectations related to its preclinical studies and clinical trials, including the design and timing of its Phase 2b clinical trial of BLU-5937 in RCC and its Phase 2 clinical trial of BLU-5937 in chronic pruritus associated with AD, including the timing and outcome of interactions with regulatory agencies, the potential activity and tolerability profile, selectivity, potency and other characteristics of BLU-5937, including as compared to other competitor candidates, the commercial potential of BLU-5937, including with respect to patient population, pricing and labeling, BELLUS Health’s financial position, and the potential applicability of BLU-5937 and BELLUS Health’s P2X3 platform to treat other disorders. Risk factors that may affect BELLUS Health’s future results include but are not limited to: the benefits and impact on label of its enrichment strategy, estimates and projections regarding the size and opportunity of the addressable RCC market for BLU-5937, the ability to expand and develop its project pipeline, the ability to obtain adequate financing, the ability of BELLUS Health to maintain its rights to intellectual property and obtain adequate protection of future products through such intellectual property, the impact of general economic conditions, general conditions in the pharmaceutical industry, the impact of the COVID-19 pandemic on BELLUS Health’s operations, plans and prospects, including to the initiation and completion of clinical trials in a timely manner or at all, changes in the regulatory environment in the jurisdictions in which BELLUS Health does business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, achievement of forecasted burn rate, potential payments/outcomes in relation to indemnity agreements and contingent value rights, achievement of forecasted preclinical study and clinical trial milestones, reliance on third parties to conduct preclinical studies and clinical trials for BLU-5937 and that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. In addition, the length of BELLUS Health’s product candidate’s development process and its market size and commercial value are dependent upon a number of factors. Moreover, BELLUS Health’s growth and future prospects are mainly dependent on the successful development, patient tolerability, regulatory approval, commercialization and market acceptance of its product candidate BLU-5937 and other products. Consequently, actual future results and events may differ materially from the anticipated results and events expressed in the forward-looking statements. BELLUS Health believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and BELLUS Health is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see BELLUS Health's public filings with the Canadian securities regulatory authorities, including, but not limited to, its Annual Information Form, and the United States Securities and Exchange Commission, including, but not limited to, its Annual Report on Form 40-F, for further risk factors that might affect BELLUS Health and its business.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

FOR MORE INFORMATION, PLEASE CONTACT:
Danny Matthews
Director, Investor Relations and Communications
danny@bellushealth.com

Media:
Julia Deutsch
Solebury Trout
jdeutsch@soleburytrout.com

Source: BELLUS Health Inc.